Exhibit A

Ceragon Networks Ltd.

On July 20, 2020, Ceragon Networks Ltd. (the “Company”) held its 2020 Annual General Meeting of Shareholders (the “Meeting”). The proxy statement for the Meeting was filed by the Company with the Securities and Exchange Commission as an exhibit to its Report on Form 6-K on June 15, 2020 (File No. 20963856) and is incorporated herein by reference. All of the proposals brought before the shareholders at the Meeting have been approved by the shareholders.